Taronis Fuels, Inc.

24980 N. 83rd Avenue, Suite 100

Peoria, AZ 85383

(866) 370-3835

September 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Taronis Fuels, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-251565

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Taronis Fuels, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-251565), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on December 22, 2020.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the undersigned at (866) 370-3835.

Very truly yours,

Taronis Fuels, Inc.

By:	/s/ Jered Ruyle
Name:	Jered Ruyle
Title:	President and Chief Executive Officer